  Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

SGOCO International (HK) Limited	Hong Kong

Beijing SGOCO Image Technology Co., Ltd.	People’s Republic of China

SGO Corporation.	Delaware, USA

Boca International Limited	Hong Kong

Century Skyway Limited	Hong Kong

Shen Zhen Provizon Technology Co., Limited	People’s Republic of China

Giant Connection Limited	Republic of Seychelles

Giant Credit Limited	Hong Kong

11 Hau Fook Street Limited	Hong Kong

Paris Sky Limited	Marshall Island

First Asia Tower Limited	Hong Kong